Prospectus Supplement

Registration No. 333-275154

Figure Certificate Company

Supplement Dated OCTOBER 1, 2025

to the Prospectus Dated July 15, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Figure Certificate Company, dated July 15, 2025 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to “we”, “us”, or “our” refer to Figure Certificate Company unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

●	to disclose that our Adviser, Figure Investment Advisors, LLC and we have agreed to reduce the advisory fee from 0.25% of net invested assets under management to 0.15% of net invested assets under management, effective as of 5:00 PM ET on October 1, 2025;

●	to disclose that the interest rate applicable to all Figure Transferable Certificates will be increased from the Secured Overnight Financing Rate (“SOFR”) less 50 basis points to SOFR less 35 basis points, effective as of 5:00 PM ET on October 1, 2025; and

●	to disclose that we intend to limit our reserve investments to short-term treasury bills and repurchase agreements involving treasury bills, effective as of 5:00 PM ET on October 1, 2025.

Advisory Fee

Under the Investment Advisory Agreement, the Adviser acts as our investment adviser and is responsible for making specific investment recommendations and executing purchase and sale orders according to our policy of seeking to obtain the best price and execution. Under the original Advisory Agreement, we paid the Adviser a fee equal to 0.25% on assets under management. Pursuant to an amendment to the Advisory Agreement, we will pay the Adviser a fee equal to 0.15% on assets under management, effective as of 5:00 PM ET on October 1, 2025.

Certificate Interest Rate

The interest rate applicable to all Figure Transferable Certificates has been equal to SOFR less 50 basis points, with a minimum of 0.00%. The interest rate will be increased to SOFR less 35 basis points, with a minimum of 0.00%, effective as of 5:00PM ET on October 1, 2025. The interest rate applicable to all Figure Installment Certificates remains unchanged.

Investment Policy

Pursuant to the Investment Company Act of 1940, as amended, and our investment policy, we may only invest our reserves in the type of assets that a District of Columbia life insurance company can invest in or hold. While we are not changing our investment policy, effective as of 5:00 PM ET on October 1, 2025, we intend to invest substantially all our reserves in short-term treasury securities and repurchase agreements involving treasury securities.